

January 9, 2014

Dr. Johnny R. Thomas
Chief Executive Officer
Blue Earth, Inc.
2298 Horizon Ridge Parkway, Suite 205
Henderson, Nevada 89052

      **Re:**    **Blue Earth, Inc.**
             **Amendment No. 1 to Registration Statement on Form S-1**
             **Filed December 13, 2013**
             **File No. 333-189937**

Dear Dr. Thomas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Fee Table

1.      We see that you have included file numbers for at least 2 other registration statements. Please confirm whether it is your intent to use a combined prospectus pursuant to Rule 429 of the Securities Act of 1933.

Prospectus Cover Page

2.      Please revise the cover page to disclose the exercise price of the warrants and when the warrants expire.

3.      Please limit your cover page to only information that is key to the offering. In this respect, please consider removing specifics of each transaction in which each selling holder acquired his or her offered shares.

Overview, page 3

4.      We note your response to prior comment 2.  Please revise the disclosure on page 3 regarding your five business units to clarify which of the units are generating revenue.  If any of the five units are not generating revenue, then expand the disclosure in your summary to clarify the material hurdles that remain until your units can generate revenues commercially.  Please expand the appropriate section to clearly discuss each step that you must take to reach commercialization and your estimated timelines and capital needed to achieve that step.

5.      We note your claims in the penultimate sentence in the first paragraph on page 4 regarding less cost, less maintenance, length of performance and hazardous disposals as well as your disclosure on page 4 about 15-20% and reduced costs by 25-60%.  Please provide us with support for these claims.  If you are not earning revenues from the products related to such claims, tell us why you have a reasonable basis to make the claims.

6.      We note your response to prior comment 4.  Please clarify what you mean by your reference on page 4 to a $300 million pipeline and provide the basis for the estimate.

Risk Factors, page 7

7.      Please revise your disclosure in this section and other sections of the registration statement to avoid reliance on abbreviations and other jargon and so that the terms you use are understandable.  For example, we note your references to "LFG" on page 11, "PV" panels on page 14, "1603 Grant and Utility Incentives" on page 34, "Initial Project" on page 40, "Tier 1 and Tier 2" on page 43, "NS Design" on page 44 and "Notice of Allowance" on page 46.

8.      We note references to a line of credit in the third risk factor on page 7 and elsewhere. Please disclose the material terms of the line of credit, including the terms and conditions of funding, as well as the stock issued in connection therewith.

New technologies may prove inappropriate and result in liability, page 12

9.      We note that you include five risk factors on page 13 that appear on page 12.  Please consider revisions to avoid repetition.

Existing regulations, and changes to such regulation, page 12

10.     Please provide us with support for your statement in the second sentence of this risk factor about barriers erected by electric utility companies.

Dr. Johnny R. Thomas
Blue Earth, Inc.
January 9, 2014
Page 3

The obligations associated with being a public company, page 18

11.     Please update the disclosure in this risk factor.  For example, we note that you disclose on
        page 18 that your controls and procedures were not effective as of December 31, 2012.
        However, you disclose on page 21 of your Form 10-Q filed on November 15, 2013 that
        your controls and procedures were effective.  Also, update the disclosure in the fifth and
        last sentences in this risk factor to disclose whether you hired additional personnel and
        whether the costs materially increased your selling, general and administrative expenses,
        respectively.

Exercise of options and warrants, page 21

12.     Please expand the disclosure in this risk factor to disclose the number of your outstanding
        warrants and options that have an exercise price of $.01 per share.

13.     If you plan to continue to issue warrants with an exercise price that is significantly below
        the market price, please revise your risk factor to state so clearly and expand your
        prospectus summary to highlight your plan.

Results of Operations, page 24

14.     We note your response to prior comment 14.  Please revise the disclosure on pages 24,
        25, 27 and 28 to explain the reasons for the changes in gross profit on your revenue.

Liquidity and Capital Resources, page 30

15.     We note your response to prior comment 11.  Please expand this section to disclose in
        greater detail your finance plans for the seven initial combined heat and power plants.  In
        this regard, we note the slide presentation in schedule C of exhibit 4.1 of your Form 8-K
        filed on October 7, 2013 where you mention bank debt of $91 million and mezzanine
        debt of $28 million in order to construct the seven initial plants.

Business, page 34

16.     We note your response to prior comment 18.  Please provide us copies of the sources of
        all third-party data included in the document.  Clearly mark the material you provide to
        identify the data you cite in your document, and tell us whether you commissioned any of
        the data disclosed in your document.

17.     We note your response to prior comment 20.  Please continue to update the disclosure
        throughout.  In this regard, please tell us how you determined that the disclosure on page
        41 about the increase in prices from 1999 to 2009 and the disclosure on pages 44 and 45
        about measures implemented as of December 31, 2009 provide the most recent available

information such that they are appropriate to be included in your prospectus. Also, revise the disclosure in the Properties section on page 47 to discuss the material terms, if applicable, of your new lease. We note the disclosure on page 47 about your lease ending on June 30, 2012.

18. Your business appears to rely heavily on government rebates and incentive programs. It also appears that some of your recent results have been negatively impacted by loss of such rebates. Please quantify, if possible, the amount of your business that depends upon the existence of rebates, and provide in reasonable detail the availability and expiration of material rebate programs.

19. With respect to the bullet points on page 39, it is unclear how these programs or agreements relate to your current business. Please revise to explain whether you currently use these arrangements or whether these are merely options that you may enter into in the future.

20. Refer to the fourth full paragraph on page 40 and explain what you mean when you disclose that the project is "valued at approximately $2 million."

Employment Agreements, page 53

21. Please expand the disclosure in this section to discuss the "services rendered" by Mr. Francis. We note the disclosure in the seventh and eight paragraphs in this section that in 2013 you issued 600,000 warrants to Mr. Francis with an exercise price of $.01 per share for services rendered.

Security Ownership of Certain Beneficial Owners and Management, page 55

22. Please tell us how the beneficial ownership reported in this table for Mr. Thomas and Mr. Lies is consistent with Rule 13d-3. We note the disclosure in footnote 2 of this table regarding securities assigned to affiliates of Mr. Thomas for estate planning purposes and the disclosure in the last sentence in footnote 11 regarding Mr. Lies.

Certain Relationships and Related Transactions, and Director Independence, page 56

23. Please disclose the material terms of your consulting agreements with Broadway Family Group LLC, Green Planet Consultants LLC and Mr. Lies mentioned in the fourth and sixth paragraphs in this section.

24. Please include in this section the disclosure required by Item 404 of Regulation S-K regarding the demand note from your director mentioned in the first paragraph on page 31.

Selling Stockholders, page 57

25. Please ensure that the footnotes on pages 62-63 correspond to the selling stockholders mentioned in the table on pages 58-61. In this regard, it appears that you have not included in the table references to footnotes 26-29, 32 and 38 mentioned on page 62.

26. Please ensure that you have disclosed the correct number of shares in the second and sixth columns of the table. For example, we note that you disclose near the bottom of page 60 that Putun LLC will be the beneficial owner of 140,000 shares after the offering; however, it appears from the table that you registered for resale all of the shares of Putun. As another example, we note that you disclose at the bottom of page 60 that Mr. Woodward will not beneficially own any shares after the offering even though you have only registered for resale a portion of his shares.

27. Please disclose in this section the nature of any material relationship which the selling stockholders have had within the past three years with you or any of your affiliates. For example, we note that several of the selling stockholders mentioned on pages 59 and 60 have the same last name as your chief executive officer.

28. Regarding footnote 11 and the six selling stockholders that appear near the bottom of page 60, please expand the disclosure in footnote 11 to identify the assigning officer or officers. For example, did Mr. Thomas assign the shares to the Manzano Limited Partnership? If a different officer assigned shares to each of the six selling stockholders, add separate footnotes to identify the different assigning officers.

29. Regarding the references to Broadway Family Group and Green Planet Consultants near the bottom of page 61 and the disclosure in footnote 39, please tell us why you have at this time registered for resale 1,200,000 shares issuable to both Broadway Family Group and Green Planet Consultants. For example have they already provided the consulting services? If not, it appears that it is premature at this time to register for resale such shares to be issued for future services.

30. Regarding the reference at the bottom of page 61 to "Dividend Shares" in the column entitled "Selling Stockholders" and the disclosure in footnote 36, please revise the disclosure in the table to identify the selling stockholders who are to receive the dividend shares. In this regard, you may add a new column to the table to identify the number of shares to be issued as dividends that you have registered for resale on behalf each of the selling stockholders.

31. Please expand the footnotes in this section to disclose the exercise price of the warrants.

Recent Sales of Unregistered Securities, page II-4

32.    Please ensure that you have provided the information required by Item 701 of Regulation
S-K, including that on February 5, 2013 you issued 162,162 shares of your common
stock to consultants.  In this regard, we note that you mention the issuance on page F-5.
Also, include the name of the person to whom the securities were sold, such as revise the
last paragraph on page II-4 to identify the related party who received 155,588 shares of
your common stock.  In addition, please revise the last paragraph in this section to clarify
the reference to "Section 4(a)(2) of the Securities Act.

Exhibits, page II-6

33.    Please file as exhibits the agreements required by Item 601 of Regulation S-K, including
the lease agreements mentioned on page 47, the amended employment agreements
mentioned on page 53, the agreements with Mr. Lundberg, Broadway Family Group LLC
and Green Planet Consultants LLC mentioned in footnote 5 on page 56 and the blocking
amendment, promissory note and pledge agreement with Mr. Lies mentioned in footnote
11 on page 56.

Exhibits 10.40 and 10.70

34.    We note that all of the exhibits are missing from exhibit 10.40 and exhibits A and F are
missing from exhibit 10.70. Please re-file the complete agreements as exhibits.

Exhibits 10.43 and 10.44

35.    We note that exhibit C is missing from your employment agreements with Mr. Potts and
Mr. Woodward that you filed as exhibits 10.43 and 10.44.  Please re-file the complete
agreements as exhibits.

Exhibits 10.44, 10.45 and 10.46

36.    Regarding your agreements to acquire IPS Power Engineering Inc. & Global Renewable
Energy Group, Inc., Intelligent Power and Millenium Power Solutions that you filed as
exhibits 10.44, 10.45 and 10.46, please re-file the agreements to each include a list briefly
identifying the contents of all omitted schedules, together with an agreement to furnish
supplementally a copy of any omitted schedule to the Commission upon request.  See
Item 601(b)(2) of Regulation S-K.  In this regard, it appears that you have instead
included a list at the beginning of each of the acquisition agreements in which you have
simply included the title of every omitted exhibit and schedule.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in
the filing to be certain that the filing includes the information the Securities Act of 1933 and all

applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company for its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 if you have any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Elliot Lutzker